United States securities and exchange commission logo





                              September 23, 2020

       Adrian Calaza
       Chief Financial Officer
       TIM Participac  es S.A.
       Jo  o Cabral de Melo Neto Avenue
       850-North Tower-12th Floor
       22775-057 Rio de Janeiro, RJ, Brazil

                                                        Re: TIM Participac  es
S.A.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed May 1, 2020
                                                            File No. 001-14491

       Dear Mr. Calaza:

              We have reviewed your August 26, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 29, 2020 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Notes to the Financial Statements
       Note 26. Net revenue, page F-71

   1. Please revise to disclose that gross operating revenue as presented is a required disclosure pursuant to Brazilian
Corporations Law and permitted by the Comiss  o de Valores
                                                        Mobili  rios (the
CVM   ). Refer to IAS 1, paragraph 112(c).
   2. We note your response to prior comment 1. While we understand that disclosure of gross operating revenue is
required by Brazilian Corporations Law, it is not clear why you include it in your
discussion of operating performance within Item 5.A. Operating Results of your Form 20-F.
Please explain.
 Adrian Calaza
TIM Participac  es S.A.
September 23, 2020
Page 2

       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Christine Dietz,
Senior Staff Accountant at (202) 551-3408 with any questions.



FirstName LastNameAdrian Calaza                          Sincerely,
Comapany NameTIM Participac  es S.A.
                                                         Division of
Corporation Finance
September 23, 2020 Page 2                                Office of Technology
FirstName LastName